Exhibit 2
Teck Cominco Limited
Interest Coverage Calculations

					12 mos ended
($ in amounts are in millions of Canadian $)		2004	H1 2005	H2 2004	June 30, 2005
Earnings Coverage

Net earnings		617	430	212	835
Interest		61	26	31	56
Taxes		305	275	120	460

Adjusted Earnings	A	983	731	363	1351
Depreciation		275	132	124	283

EBITDA	B	1258	863	487	1634

Pro forma interest	C	107			115
Exchangeable interest		5	2	2	5

US GAAP pro forma interest	D	112			120

Interest Coverage	A/C	9.2			11.7
Coverage using US GAAP proforma interest	A/D	8.8			11.3

EBITDA/Interest Coverage	B/C	11.8			14.2
EBITDA/US GAAP Interest Coverage	B/D	11.2			13.6